DEXIA
Group

The Secretary-General


SEC MAIL
PROCESSING
RECEIVED
OCT 1 6 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.




06017650

SUPPL

October 2nd, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA Belgium
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of September 26th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

10/25

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel.: +32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

PRESS RELEASE



Brussels, Paris, September 26, 2006 – 8:30 a.m.

"Moving Forward into the Next 10 Years"

A development strategy based on the two pillars of the Group: Public/Project Finance worldwide, and Universal Banking in Europe

Dexia today

- Two pillars, Public/Project Finance and Universal Banking activities, drivers of the growth
- A unique Public/Project finance model based on innovation and know-how recognized by the local public sector operators and clients
- A multi-channel banking model, transposable to countries with high potential

A young Group, ten years old

- Pioneer of cross-border integration in European banking
- Genetically multi-cultural: the fruit of strong integration of the Group's original cultures
- Endowed with a long-term vision in both accompanying its customers and developing its products
- An actor in European banking consolidation

Our ambition for the future

- Anchor our position as a world leader in Public/Project Finance and to widen our banking activities base in Europe.
- Deliver annual earnings growth close to 10% on an autonomous basis

Financial objectives to 2009

- Bring the underlying cost/income ratio under 52% in 2009 (4.5 points improvement)
- Maintain a high return on equity, above 16%
- Deliver an average 10% annual growth, both of underlying net income and earnings per share
- Deliver a gross dividend per share growing at least 10% per annum
- Maintain a high rating and financial strength, through a strict underwriting and capital management policy

The strategic review carried out during the first half-year 2006 by all the entities of the Dexia Group enabled the elaboration of a ten-year development plan, approved by the Board of Directors on 5 September 2006.

The framework of this strategy is presented today by Axel Miller, Chief Executive Officer and Chairman of the Dexia Management Board.

"Today I am proud to present Dexia's development strategy, as we have been defining it with the principal executives of the Group since the beginning of the year, and which has the full support of our Board of Directors, chaired by Pierre Richard. Our strategy will lead Dexia to strengthen its world leadership in the field of Public/Project Finance but also to develop its operational base in universal banking in Europe. Dexia will continue to develop its franchises and activities in an energetic and balanced manner, respecting its founding values with regard to risk and financial robustness, with a long-term perspective and in control of its own destiny. On the strength of the determination, energy and professionalism of all our members of staff, I am convinced that this strategy will enable Dexia to continue to hold its position in the league of winners of the banking industry in the next ten years."

The Dexia Group is ten years old. It was born in 1996 of the alliance between two operators, each holding an important position in its own country, in the field of local public sector finance, Crédit local de France and Crédit Communal de Belgique, definitively joined by Banque Internationale à Luxembourg (BIL) in 1999.

In ten years, the Group has achieved world status, both by the size of its balance sheet and its stock market capitalization, representing today close to EUR 23 billion, and by its commercial presence in some thirty countries around the world: world leader in Public/Project Finance; major universal banking operator in Belgium, Luxembourg and Turkey; European operator in asset management; powerful and well-renowned counterpart on the capital markets.

The success of Dexia, after ten years of existence, has demonstrated the sound vision of its founders, which made it a pioneer of cross-border integration in European banking.

Taking advantage of this beneficial experience, Dexia now begins the next decade with the intention of continuing its strong development on the basis of the two pillars of its current activity: **Public/Project Finance and Universal Banking.**

An ambition of balanced and robust development

The banking sector will experience many major structural developments over the next few years. Dexia intends to play its role and to affirm its place among the soundest and most profitable banking institutions and aims to remain an actor of the European banking consolidation.

The ambition of Dexia is both to anchor its position as a leader in Public/Project Finance worldwide and to continue enlarging the operational and commercial base of its universal banking activities in Europe. The latter strategic line will enable it not only to grasp the significant growth potential particular to this activity, but also to take greater advantage of the opportunities which exist in the Public/Project Finance sector.

The energetic development of these two markets reflects Dexia's will to build a well-balanced and profitable portfolio of activities, which will

- optimize the management of its capital by virtue of a good level of diversification, and thus sustainably reinforce its good financial rating,
- further widen its access to long-term resources both on the capital markets and of clients networks,
- by virtue of its greater proximity on the ground, increase commercial penetration of a clientele which includes local public institutions and similar operators,
- and ultimately, open up even better development prospects for the entire Group.

The objective of robust financial performance on a horizon to 2009

The objectives defined in the course of the strategic review on a horizon to 2009 indicate the Group's confidence in its ability to deliver autonomously very good operating and financial performances*, and principally:

- a target underlying cost/income ratio below 52% in 2009 (compared to 56.5% pro-forma in 2005)
- a target core ROE of 15% minimum underlying, and 16% in total
- an annual average 10% growth both of underlying net income - Group share and earnings per share
- target earnings per share of 2.47 € in 2009 (2.35€ underlying)

*These objectives include the contribution of DenizBank. This estimate is provisional, as the final conclusion of the transaction will only occur in the last quarter of 2006. The sensitivity of the result to exchange variations on the Turkish Lira has been estimated and it will remain marginal on the Group's earnings per share.

Ambitions on a five-year horizon

The strategic review also included an analysis of the competitive environment on a more distant horizon and led to the definition of Group ambitions on three levels:

- **Geographic**:
  - Acquire a much larger international presence in the Public/Project Finance business line. Historical markets (France and Belgium), which today represent approximately one half of the business line's results, should then represent one third;
  - Significantly expand the position of Dexia as a universal bank in Europe.

- **Positioning**:
  - Confirm Dexia's world leadership in the Public Finance field;
  - Maintain a position among the top 10 world institutions in Project Finance;
  - Capitalize on a multi-channel distribution banking model, relying on high-performance production units, for the extension and deepening of the retail and private banking franchises;
  - Become a reference player in Europe in asset management, including a strategic presence at an international level (products and distribution);
  - Maintain a position among the top 10 world institutions in the field of investor services.

- **Financial strength**:
  - Maintain, and even to improve, the Group's financial ratings.

Prospects on a ten-year horizon

The strategic review carried out by Dexia's teams during the first part of the year also considered the prospects on a ten-year horizon.

The very nature of Dexia's businesses enables it to enjoy very good visibility as regards market growth and the future needs of its clientele. The local public debt market worldwide is currently estimated at US$ 5000 billion and should increase by US $ 1500 billion (in constant currency) in the next ten years, representing a new business volume equal to more than three times the current size of Dexia's commitments in that field.

In the developed regions of the world, demographic evolutions will lead to significant hospital, education and energy infrastructure projects, among others. In the developing regions, there will be a question of constructing or renovating the essential infrastructures (water, sewage systems, transport, energy, etc.). The volumes involved will be considerable, and the sophistication of financial solutions will be ever increasing. As world leader in this market, Dexia is already strongly positioned, and by virtue of its size and its capacity for innovation will be able to grasp the many opportunities which will arise.

Furthermore, Dexia has particularly good knowledge of its customers, their solvency levels and their future needs. On that basis, its capacity on the market is unequalled in the conception and distribution of long-term savings and investment products, based on extremely high quality underlying assets relating to the field of local public finance and essential infrastructures.

In the field of universal banking, the growth of the European markets will be robust, as it will be fuelled by several factors: convergence across Europe of equipment levels and penetration of banking services; scale benefits and synergies linked to the consolidation of the banking industry, which is called for both by the European Commission and the consumers.

This growth will be sustained by the demographic evolutions which will deeply influence the nature and scope of the banking services in the retail and private banking segments. Benefiting from a leading position in the wealthy markets of Belgium and Luxembourg, and of a key position in the strongly developing market of Turkey, Dexia enjoys a unique position to pursue its development and capitalize on its know-how and competencies in this growing market.

Supported by its sound view of the future markets, Dexia is confident in its ability to deliver autonomously profits growth of around 10% per annum, whilst, by virtue in particular of the anticipated effect of the new Basle II regulations, to release significant amounts of excess capital in relation to its own needs for self-financing.

A new organization to lead this development project

A new operational structure was put in place in January 2006 in order to allow an improved integration of the decision processes. The organization will be regularly reviewed and adapted, when necessary, so as to act swiftly, reactively and efficiently. The orientation will be on "business line" rather than on the entity, and the presence of highly skilled and motivated teams on the field will warrant proximity with the clients. Thus, all the power of the group will be put to work to ensure the success of its development project.

This development will be led on two fronts:

- **It will continue to be organic**

In the field of ***Public/Project Finance***, where Dexia can effectively deploy its different intervention models, in the most appropriate manner for the markets concerned: representative offices, own branches, subsidiaries or joint ventures with local partners.

In the field of ***universal banking***, where Dexia will continue to develop in these markets by extending its retail and private banking offer and improving the operating efficiency of its multi-channel distribution, while continuing to invest in the strengthening of its position on some strategic market segments.

The organic growth will allow, on its own and in the long run, to deliver a robust growth of 10% per year on the average, and a high return on shareholders equity.

- **The development could also take other forms**

In the field of ***Public/Project finance***, where acquisition opportunities are rare, developments are expected to take place in the medium or long term. Indeed, the public or private players of this market will have to face the increasing effects of commoditization if they do not develop, as Dexia has done, for a long time now. These tools offer sophisticated and value added solutions to customer needs. The growing worldwide propensity on the part of Central Governments to pull out from local public sector finance will also create important opportunities.

In the field of ***universal banking***, Dexia will also consider opportunities that will allow it to pursue its development on a European level by capitalizing on its current skills and positions, either through alliances or through external growth operations.

In ***capital markets***, Dexia will resolutely continue to support its Public/Project finance and Universal Banking activities, by developing its franchises in the areas of origination, structuration and placement. By giving access to its institutional and private clients of public and long term infrastructure assets, Dexia will further reinforce its unique position of being the specialist intermediary of the public finance market.

In its ***asset management, insurance*** and ***investor services*** activities, Dexia will pursue the strong momentum experienced over the last few years, and will continue to position these franchises depending on market evolutions, specific developments of the respective industries, and on their capital requirements.

All these projects will be examined in compliance with strict internal rules regarding careful examination of risks, project financial returns, and the creation of strategic value for Dexia, its members of staff, clients and shareholders.

Dexia, European banking group,
world leader of public finance.

Dexia SA - 1, Sq. de Meeûs B-1000 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Press Office : +32 2 213 50 01 (Brussels) / +33 1 43 92 77 05 (Paris)
Investor Relations : + 32 2 213 57 46 / 49 (Brussels) / + 33 1 43 92 82 54 / 97 (Paris)

Account No. with Dexia Bank Belgium 068-2113620-17 - RPM Brussels VAT BE 0458.548.296